[LETTERHEAD FOR MINTZ, LEVIN, COHN, FERRIS, GLOVSKY and POPEO, P.C.]

April 19, 2006

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Re:	Alphatec Holdings, Inc. Registration Statement on Form S-1, Filed February 6, 2006 File No. 333-131609

Ladies and Gentlemen:

        On behalf of Alphatec Holdings, Inc. ("Alphatec" or the "Company"), we are hereby filing with the Securities and Exchange Commission (the "Commission") Amendment No. 2 ("Amendment No. 2") to the above-referenced Registration Statement on Form S-1 (the "Registration Statement"), initially filed with the Commission on February 6, 2006, as amended on March 23, 2006.

        Amendment No. 2 is being filed in response to comments contained in the letter dated April 5, 2006 from Perry Hindin of the Staff (the "Staff") of the Commission's Division of Corporation Finance to Ronald G. Hiscock, the Company's President and Chief Executive Officer. As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff's letter and are based upon information provided to
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company. Where appropriate, the Company has responded to the Staff's comments by making changes to the disclosure in the Registration Statement set forth in Amendment No. 2. Page numbers referred to in the responses reference the applicable pages of Amendment No. 2.

        We are delivering one courtesy copy of Amendment No. 2, marked to show the changes effected to the Registration Statement as initially filed, and one courtesy copy of this letter, to each of Lynn Dicker, Brian Cascio, Adelaja Heyliger and Perry Hindin of the Commission.

        As a preliminary matter, we advise the Staff that Amendment No. 2, in addition to setting forth changes responsive to the Staff's comments, also revises and updates the Registration Statement, as more particularly set forth therein.

General

1.
Comment: We note your response to prior comment 1. Please confirm your understanding that we will require adequate time to review this information, and may have additional comments, prior to acting upon a request for acceleration of the effective date of the registration statement.

Response: The Company confirms that it is aware that the Staff will require adequate time to review this information, and may have additional comments, prior to acting upon a request for acceleration of the effective date of the registration statement.

2.
Comment: Several of your responses and as well as disclosure in your registration statement indicate that your calculations of the number of shares of common stock and New Redeemable preferred stock to be issued and cash to be paid pursuant to the reorganization transactions are based on accrued and unpaid dividends through April 15, 2006. To the extent such calculations would result in materially different disclosure were they based on accrued and unpaid dividends through a date closer in proximity to your expected consummation of the reorganization transactions, please revise your calculations and disclosure accordingly.

Response: The Company has revised the disclosure throughout Amendment No. 2 to state that such calculations are based on the accrued and unpaid dividends through May 22, 2006. The Company currently expects to consummate the reorganization transactions on or about the week of May 22, 2006. The Company supplementally advises the Staff that additional dividend obligations of approximately $596,000 accrue each month.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 45

Liquidity and Capital Resources, page 50

3.
Comment: We note your response to prior comment 27. Please disclose in the registration statement that HealthpointCapital has not entered into any agreement with you or made any representation with respect to the provision of additional funds.

Response: At the time of Amendment No. 1 and our response letter in connection therewith, the Company had not received a letter from HealthpointCapital addressed to the Company containing a representation with respect to funding requirements through 2006. On April 17, 2006, the Company received a letter from HealthpointCapital in which HealthpointCapital represents that it has the ability and the commitment to provide the Company with the funds necessary to continue to fund its operations throughout 2006. Previously, such representation had been addressed to the Company's independent registered public accounting firm. Accordingly, the Company has not modified the language on page 54 of Amendment No. 2 which indicates that HealthpointCapital has made such a representation.

The letter from HealthpointCapital to the Company includes a representation that HealthpointCapital has "the commitment to provide [the Company] with the funds necessary." This commitment is intended to reflect the fact that, if necessary, HealthpointCapital intends to provide the funds, as stated on page 54 of Amendment No. 2. However, this intent and the language of the letter do not constitute an agreement between HealthpointCapital and the Company. Accordingly, the Company respectfully submits that the letter need not be filed as an exhibit to the registration statement. The Company is supplementally providing a copy of the representation letter to the Staff.

Business, page 60

Compliance with Fraud and Abuse Laws, page 75

4.
Comment: Please expand your risk factor disclosure to addresses the risks associated with the fact that regulatory agencies may view your transactions with your referring surgeons as prohibited arrangements. We refer you to your added disclosure on page 80.

Response: The Company has added the requested disclosure on page 29 of Amendment No. 2.

Reorganization Transactions, page 108

5.
Comment: The second bullet point of the third paragraph on page 108 indicates that you will issue an equal number of shares of New Redeemable preferred stock and common stock, at the initial public offering price per share, in satisfaction of the next $20 million of redemption and dividend obligations. However, Section 5(e) of the proposed amended and restated certificate of incorporation, which you have indicated will take effect prior to the date your registration statement becomes effective, appears to suggest that such issuance of New Redeemable preferred stock and common stock will be used to satisfy $10 million of your dividend obligations. Please advise.

Response: Paragraph two of Section 5(e) of the proposed amended and restated certificate of incorporation, which will take effect prior to the date the Registration Statement becomes effective, provides that, of redemption and dividend obligations that are not being satisfied by cash payment, the first $20 million shall be satisfied by the issuance of shares of New Redeemable preferred stock.

Paragraph three of Section 5(e) addresses redemption and dividend obligations in excess of the first $20 million that are not being satisfied by cash payments. Paragraph three of Section 5(e) contemplates an equal split of the payment of all remaining obligations between shares of New Redeemable preferred stock and shares of common stock, provided that the New Redeemable preferred stock issued in satisfaction of the obligations under paragraph three will not exceed $10 million. The practical effect of the cap applicable to paragraph three is that, of the first $20 million of obligations being satisfied pursuant to the paragraph three, $10 million will be payable in shares of New Redeemable preferred stock and $10 million will be payable in shares of common stock. Further, pursuant to paragraph three, all additional amounts would be payable in common stock.

The Company has added disclosure on page 108 of Amendment No. 2 to clarify that the redemption obligations above the initial $20 million, but not exceeding an aggregate of $40 million, will be split equally between New Redeemable preferred stock and common stock, each to a maximum of $10 million.

Part II

Exhibit 4.2

6.
Comment: We note your response to prior comment 69. Please file Schedule I to Exhibit 4.2.

Response: The Company has filed Exhibit 4.2, including Schedule I thereto, as an exhibit to Amendment No. 2. Concurrently with the filing of Amendment No. 2, the Company is submitting a confidential treatment request in connection with Exhibit 4.2 to request confidential treatment of certain of the information contained in Schedule I to Exhibit 4.2.

Other Items

        In addition, in connection with the Staff's original comment 55 of your letter dated March 3, 2006, we are providing you with copies of all materials to be disseminated to potential participants in the proposed sale of shares in this offering to employees, directors and their family members (collectively, the "Invitees") through the directed share program (the "Program"), which include:

  (i)
  a letter from the Company describing the Program and its mechanics;

  (ii)
  a "Frequently Asked Questions" pamphlet with answers to those questions to assist the Invitee in evaluating whether to participate in the Program;

  (iii)
  a procedures sheet the Invitees must follow in order to become a participant in the Program;

  (iv)
  an Indication of Interest Form to be completed by the Invitee to indicate any interest he or she may have in purchasing shares in the proposed initial public offering, including the number of shares the Invitee may have an interest in purchasing;

  (v)
  a questionnaire as required by the National Association of Securities Dealers, Inc., to be completed by the Invitee, which will be used to help First Albany Capital Inc. ("FAC") determine whether, under NASD Conduct Rule 2790, the Invitee is eligible to participate in the Program;

  (vi)
  a New Account Application to be completed by the Invitee in order to allow FAC to open an account for the Invitee;

  (vii)
  a Form W-9 for U.S. participants; and

  (viii)
  a Form W-8BEN for foreign participants.

  This package of materials will also include a copy of the preliminary prospectus, any free writing prospectus and a lock-up agreement, if applicable. We will provide you supplementally with a form of the lock-up agreement, which we will submit as an exhibit to the form of the underwriting agreement. The form of the underwriting agreement will be filed by amendment to the Company's Registration Statement as Exhibit 1.1. As of the date hereof, no materials have been furnished to any potential participants and no materials will be sent until after a preliminary prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, has been prepared and filed with the Commission.

Please call the undersigned at (617) 542-6000 with any comments or questions regarding the Amendment, and kindly fax a copy of any written comments to the following parties:

James M. McKnight Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Chrysler Center 666 Third Avenue New York, NY 10017 (212) 935-3000 FAX: (212) 983-3115	Michael L. Fantozzi Sahir C. Surmeli Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000 FAX: (617) 542-2241	Ebun S. Garner, Esq. Alphatec Holdings, Inc. 2051 Palomar Airport Road Carlsbad, CA 92011 (760) 431-9286 FAX: (760) 431-9083

Thank you for your assistance.

Very truly yours,
/s/ MICHAEL L. FANTOZZI Michael L. Fantozzi
cc:
Securities and Exchange Commission
    Perry Hinden
    Adelaja Heyliger
    Lynn Dicker
    Brian Cascio
 Alphatec Holdings, Inc.
    John H. Foster
    Ronald G. Hiscock
    Stephen T.D. Dixon
    Ebun S. Garner
 Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
    Stephen C. Curley
    James M. McKnight
    Sahir C. Surmeli
    Daren Graham
 Clifford Chance US LLP
    Alejandro E. Camacho
    Per B. Chilstrom
 Ernst & Young LLP
    Richard Mejia